FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)
1. Name and Address of Reporting Person* EHLINGER, GREGORY F. __________________________ (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol Irwin Financial Corporation (IFC)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _____Director _____10% owner __X__Officer (give title below) _____Other (Specify below) TITLE: SVP & CFO
500 Washington Street (Street)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for (Month/Day/Year) 4/29/03
Columbus, IN 47201 (City) (State) (Zip)			5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint Group Filing (Check Applicable Line) __X_Form filed by One Reporting Person ____Form filed by More than One Reporting Person
	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	04/25/03		M		5,400	A	$5.687500		D
COMMON STOCK	04/25/03		F		1,321	D	$22.295000		D
COMMON STOCK	04/25/03		F		1,378	D	$22.295000		D
COMMON STOCK	04/25/03		G		2,701	D		2,243	D
COMMON STOCK								1	I	BY 401(k)
COMMON STOCK	04/25/03		G		2,701	A			I	BY SPOUSE
COMMON STOCK	04/25/03		G		300	D		6,094	I	BY SPOUSE

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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Page 1 of 3 SEC 1474(3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	$5.687500	4/25/03		M			5,400	(1)	4/06/04	COMMON STOCK	5,400		0	D

Explanation of Responses: See continuation page(s) for footnotes

/S/ GREGORY F. EHLINGER _________________________________________	04/28/03 __________________________
**Signature of Reporting Person (NAME: GREGORY F. EHLINGER)	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)	Page 2 of 3

FORM 4 (continued)
EHLINGER, GREGORY F.	Irwin Financial Corporation (IFC)
500 Washington Street	4/29/03
Columbus IN 47201

FOOTNOTES:

(1) The Plan provides for phased in vesting or rights to exercise granted stock options. In the year of the grant, optionee may exercise 25% of total options granted. In each of the three years immediately following the year of the grant optionee may exercise an additional 25% of the options granted. Grant of option was made to reporting person in transaction exempt under Rule 16b-3.

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